Exhibit 3.46

STATE OF DELAWARE SECRETARY OF STATE DIVISION OF CORPORATIONS FILED 01:00 PM 02/12/1998 981056055 – 2858534

CERTIFICATE OF FORMATION

of

PET LOGIC, L.L.C.

This Certificate of Formation of PET LOGIC, L.L.C. (the “Company”) is being executed by the undersigned for the purpose of forming a limited liability company pursuant to the Delaware Limited Liability Company Act.

1.	The name of the limited liability company is:

Pet Logic, L.L.C.

2.	The address of the registered office of the Company in Delaware is: c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801. The Company’s registered agent at that address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned, an authorized person of the Company, has caused this Certificate of Formation to be duly executed as of the 10th day of February, 1998.

SERGEANTS PET PRODUCTS, INC., Member/Authorized Person

By:	/s/ William J. Meyer
William J. Meyer
Its:	Controller